UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          AMERICAN SUPERCONDUCTOR CORP.
                  --------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                      -----------------------------------
                         (Title of Class of Securities)

                                    030111108
                              --------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 15 Pages
                             Exhibit Index: Page 12

-----------------

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 15 Pages

                                  SCHEDULE 13D

CUSIP No. 030111108

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          413,325
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           413,325
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    413,325

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             4.32%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 15 Pages

                                  SCHEDULE 13D

CUSIP No. 030111108

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros  (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          413,325
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    413,325

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    413,325

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             4.32%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 15 Pages

                                  SCHEDULE 13D

CUSIP No. 030111108

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          328,675
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          413,325
    Each
  Reporting           9      Sole Dispositive Power
   Person                           328,675
    With
                      10     Shared Dispositive Power
                                    413,325

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    742,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]


13      Percent of Class Represented By Amount in Row (11)

                             7.76%

14      Type of Reporting Person*

               IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 15 Pages

                                  SCHEDULE 13D

CUSIP No. 030111108

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Duquesne Capital Management L.L.C.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Pennsylvania

                      7      Sole Voting Power
 Number of                          328,675
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           328,675
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    328,675

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             3.44%

14      Type of Reporting Person*

               OO; IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 15 Pages

               This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of American Superconductor Corp. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined below) to report the transfer of the investment advisory contract between Soros Fund Management ("SFM") and Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"), whose principal operating subsidiary is Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), pursuant to which SFM was granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. The investment advisory contract has been transferred from SFM to Soros Fund Management LLC ("SFM LLC"), a newly formed Delaware limited liability company. As a result of this transfer, certain of the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.        Security and Issuer.

               This Schedule 13D relates to the Shares. The address of the principal executive offices of the Issuer is Two Technology Drive, Westborough, Massachusetts 01581.

Item 2.        Identity and Background.

               This statement is being filed by SFM LLC, Mr. George Soros ("Mr. Soros"), Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller") and Duquesne Capital Management L.L.C., a Pennsylvania limited liability company ("Duquesne LLC," and together with SFM LLC, Mr. Soros and Mr. Druckenmiller, the "Reporting Persons"). This statement relates to Shares held for the accounts of Quantum Partners and the Duquesne LLC Clients (as defined herein).

               Effective as of January 1, 1997, SFM, a sole proprietorship of which Mr. Soros is the sole proprietor, transferred its investment advisory contract with Quantum Fund to SFM LLC as part of a restructuring of the business of SFM, which will now be conducted through SFM LLC. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund and Quantum Partners. Each of Quantum Fund and Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

                                                              Page 7 of 15 Pages

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm. Duquesne LLC has its principal offices at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Its principal business is to serve, pursuant to contract, as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such securities.

               Pursuant to regulations promulgated under Section 13(d) of the Act, each of Duquesne LLC and Mr. Druckenmiller, by virtue of his interest in, and position as sole managing member of, Duquesne LLC, may be deemed a beneficial owner of securities, including the Shares, held for the accounts of the Duquesne LLC Clients as a result of the contractual authority of Duquesne LLC to exercise voting and dispositive power with respect to such securities.

               During the past five years, none of the Reporting Persons, Quantum Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               None of the Reporting Persons has expended any funds or other consideration within the last 60 days prior to the date hereof to purchase the Shares held for the accounts of Quantum Partners and the Duquesne LLC Clients.

               The Shares held for the accounts of Quantum Partners, other SFM Clients and/or the Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of Quantum Partners were acquired or disposed of for investment purposes. Neither Quantum Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response

                                                              Page 8 of 15 Pages


to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

               Mr. Soros, Mr. Druckenmiller and SFM LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or SFM Clients, market conditions or other factors.

               Mr. Druckenmiller and Duquesne LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or Duquesne LLC Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) SFM LLC and Mr. Soros may be deemed the beneficial owner of the 413,325 Shares held for the account of Quantum Partners (approximately 4.32% of the total number of Shares outstanding).

                    (ii) Mr. Druckenmiller may be deemed the beneficial owner of 742,000 Shares (approximately 7.76% of the total number of Shares outstanding). This number consists of (A) 413,325 Shares held for the account of Quantum Partners and (B) 328,675 Shares held for the accounts of the Duquesne LLC Clients.

                    (iii) Duquesne LLC may be deemed the beneficial owner of the 328,675 Shares held for the accounts of the Duquesne LLC Clients (approximately 3.44% of the total number of Shares outstanding).

               (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 413,325 Shares held for the account of Quantum Partners.

                    (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr.Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 413,325 Shares held for the account of Quantum Partners.

                    (iii) As a result of the position held by Mr. Druckenmiller with Duquesne LLC, Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 328,675 Shares held for the accounts of the Duquesne LLC Clients.

                    (iv) Pursuant to contracts with the Duquesne LLC Clients, Duquesne LLC may be deemed to have the sole power to direct the voting and disposition of securities held for the accounts of the Duquesne LLC Clients, including the 328,675 Shares held for the accounts of the Duquesne LLC Clients.

                                                              Page 9 of 15 Pages

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by Quantum Partners or by any of the Reporting Persons.

               (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    (ii) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for their accounts.

               (e) Not applicable.

Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the SFM Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares not held for the accounts of the Duquesne LLC Clients.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons, Quantum Partners, other SFM Clients and/or Duquesne LLC Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each of such persons or entities may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except  as  described  above,  the  Reporting  Persons,   Quantum
Partners and other SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated January 1, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC.

                                                             Page 10 of 15 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 1, 1997                  SOROS FUND MANAGEMENT LLC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Managing Director


                                        GEORGE SOROS


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        DUQUESNE CAPITAL MANAGEMENT LLC


                                        By:  /S/ MICHAEL A. SHAY
                                             ----------------------------------
                                             Michael A. Shay
                                             Vice President

                                                             Page 11 of 15 Pages

                                     ANNEX A


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                                             Page 12 of 15 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     George Soros in favor of Mr. Sean C. Warren and Mr.  Michael
     C. Neus.............................................................. 13

B.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     Stanley F.  Druckenmiller in favor of Mr. Sean C. Warren and
     Mr. Michael C. Neus.................................................. 14

C.   Joint Filing  Agreement  dated  January 1, 1997 by and among
     Soros Fund Management LLC, Mr. George Soros,  Mr. Stanley F.
     Druckenmiller     and    Duquesne     Capital     Management,
     L.L.C................................................................ 15